Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

April 7, 2017

Via EDGAR

Mr. Trace Rakestraw
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Nos. 033-59474, 811-07572
Post-Effective Amendment Number 194 to the Registration Statement on Form N-1A

Dear Mr. Rakestraw,

On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to Amendment number 194, which you initially communicated to me and Adam Shaikh by telephone on March 23, 2017. The Registrant filed Amendment Number 194 with the Commission on February 6, 2017, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 199).

Comments on the Prospectus

Comment 1: In footnotes to the annual fund operating expenses tables, certain expenses are noted as being estimated. Please explain why Funds that are not new have estimated expenses.

Response: In these cases, the Funds have new share class additions and for those class additions, the class-specific expenses are estimated.

Comment 2: For Funds using synthetic performance, please state more clearly the class upon which synthetic performance is based and delete the parenthetical above the bar chart that names a share class.

Response: The Registrant will make the requested revisions.

Comment 3: When the Registrant submits Amendment No. 199, will it include performance information for the EDGE MidCap Fund?

Response: Yes.

Comment 4: The following statement appears in the prospectus: “You may obtain more information about sales charge reductions and waivers through a link on our website, from the SAI, or from your Financial Professional.” If there is additional information on the website, please include it in the prospectus; otherwise, please revise the disclosure.

Response: The Registrant will revise the quoted disclosure.

Comment 5: The disclosure associated with the Diversified Real Asset Fund’s Average Annual Total Returns table says that the name of the blended index changed effective December 31, 2016. Is the new name used in the table? Please clarify the disclosure.

Response: Yes; the Registrant will revise the disclosure.

Comment 6: For investors who don't purchase fund shares through Merrill Lynch, please review the list of sales charge waivers and clarify, as needed, the categories of investors to whom the sales charge waivers apply.

Response: The Registrant has deleted one such category and has revised others.

Comment 7: Please confirm in correspondence that Merrill Lynch is the only firm with whom the fund has an agreement to waive fees.

Response: Confirmed.

Comment 8: In the list of CDSC waivers on Classes A and C shares available at Merrill Lynch, please check the wording of the last bullet and revise if needed.

Response: The Registrant will revise the language.

Comment on the Statement of Additional Information
Comment 9: On pages 50 and 55, changes were marked in the document. Please explain.

Response: In Amendment number 194, the Registrant incorporated changes from supplements filed since the annual update effective date.

Please call me at 515-235-9154 if you have any questions.

Sincerely,

/s/ Jennifer Block

Jennifer Block
Assistant Counsel & Assistant Secretary, Registrant